

June 23, 2010

Richard W. Gochnauer, Chief Executive Officer
United Stationers, Inc.
One Parkway North Boulevard, Suite 100
Deerfield, Illinois 60015-2559

> **Re:** **United Stationers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2010**
> **File No. 000-10653**

Dear Mr. Gochnauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1. We note that exhibits 4.1, 10.20, 10.22, 10.24, 10.28, 10.29, 10.30, 10.31, 10.32, 10.37, and 10.39 are missing schedules, attachments or exhibits. We also note that Exhibits 10.1 and 10.3 to the Form 10-Q for the period ended March 31, 2010 are missing schedules, attachments or exhibits. Please confirm that you will file the missing schedules, attachments or exhibits with your next periodic report.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

2. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their target or maximum future payouts under your equity incentive plan. Please confirm that in future filings you will disclose the specific performance targets used to determine such payouts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director